SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)*


                            Newcastle Investment Corp.
                  --------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $0.01 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                   65105M 10 8
                               -------------------
                                 (CUSIP Number)

                                December 31, 2002
              ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.     65105M 10 8                                     Page 1 of 2 Pages

                                  Schedule 13G

1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Newcastle Investment Holdings Corp. (13-4007914)

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             [ ] (a)
             [ ] (b)
                  Not Applicable

3            SEC USE ONLY

4            CITIZENSHIP OR PLACE OF ORGANIZATION
             Maryland

     NUMBER OF          5     SOLE VOTING POWER
      SHARES                   - 0 -
   BENEFICIALLY
     OWNED BY           6     SHARED VOTING POWER
       EACH                     - 16,486,339 -
    REPORTING
     PERSON             7     SOLE DISPOSITIVE POWER
      WITH                     - 0 -

                        8     SHARED DISPOSITIVE POWER
                              - 16,486,339 -

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      - 16,486,339 -

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] Not Applicable

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      70.2% (Based on 23,488,517 shares of common stock of the issuer outstanding as of December 31, 2002)

12    TYPE OF REPORTING PERSON
      CO
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CUSIP No.     65105M 10 8                                     Page 2 of 2 Pages

                                  Schedule 13G

1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Fortress Principal Investment Holdings LLC (13-4008836)

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             [ ] (a)
             [ ] (b)
                  Not Applicable

3            SEC USE ONLY

4            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

     NUMBER OF                5     SOLE VOTING POWER
      SHARES                        - 118,845 -
   BENEFICIALLY
     OWNED BY                 6     SHARED VOTING POWER
       EACH                         - 16,486,339 -
    REPORTING
     PERSON                   7     SOLE DISPOSITIVE POWER
      WITH                          - 118,845 -

                              8     SHARED DISPOSITIVE POWER
                                    - 16,486,339 -

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      - 16,605,184 -

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] Not Applicable

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         70.3% (Based on 23,488,517 shares of common stock of the issuer outstanding as of December 31, 2002 and including shares of common stock of the issuer issuable upon exercise of options held by the reporting person which are exercisable as of or within 60 days of December 31, 2002)

12    TYPE OF REPORTING PERSON
      OO

Item 1(a).  Name of Issuer.

            Newcastle Investment Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices.

            1251 Avenue of the Americas
            New York, NY  10020

Item 2(a).  Name of Person Filing.

         This schedule is being jointly filed by Newcastle Investment Holdings Corp. ("NIHC") and Fortress Principal Investment Holdings LLC ("FPIH"), pursuant to a joint filing agreement attached hereto as Exhibit A. NIHC and FPIH are collectively referred to herein as the "Reporting Persons."

Item 2(b).  Address of Principal Business Office or, if None, Residence.

            The principal business address of each of the Reporting Persons is:

            c/o Fortress Investment Group
            1251 Avenue of the Americas
            New York, NY  10020

Item 2(c).  Citizenship.

         NIHC is a Maryland corporation. FPIH is a Delaware limited liability company.

Item 2(d).  Title of Class of Securities.

            Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e).  CUSIP Number.

            65105M 10 8

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or
         13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)  [ ] Broker or dealer registered under Section 15 of the Exchange
              Act.

         (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

         (e)  [ ] An investment adviser in accordance with Rule
              13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.  Ownership.

         As of December 31, 2002, 16,486,339 shares of Common Stock, or 70.2% of the total number of shares of Common Stock then outstanding, were beneficially owned by NIHC.

         Due to certain relationships between FPIH and NIHC, including the beneficial ownership by FPIH of 25.8%, on a fully diluted basis, of the common stock of NIHC, FPIH may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by NIHC. FPIH disclaims beneficial ownership of the shares of Common Stock beneficially owned by NIHC. Additionally, FPIH is the beneficial owner of 2,178 shares of Common Stock and 116,667 shares of Common Stock issuable upon exercise of options that are exercisable as of or within sixty days of December 31, 2002. Therefore, as of December 31, 2002, FPIH may be deemed to be the beneficial owner of 16,605,184 shares of Common Stock, or 70.3% of the total number of shares of Common Stock then outstanding.

         Based on the foregoing: (i) NIHC may be deemed to have shared power to vote or direct the vote and to dispose of or to direct the disposition of 16,486,339 shares of Common Stock and (ii) FPIH may be deemed to have sole power to vote or direct the vote to dispose of or to direct the disposition of 118,845 shares of Common Stock, and shared power to vote or direct the vote and to dispose of or to direct the disposition of 16,486,339 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

          Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date: February 14, 2003

                                  NEWCASTLE INVESTMENT HOLDINGS CORP.

                                  By:  /s/ Randal A. Nardone
                                       ---------------------------------------
                                       Name:  Randal A. Nardone
                                       Title: Secretary


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Date: February 14, 2003

                                   FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC

                                   By:  /s/ Randal A. Nardone
                                        ------------------------------
                                        Name:  Randal A. Nardone
                                        Title: Secretary

                                                                Exhibit A


                           Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)
                           ---------------------------------------------------


         This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: February 14, 2003

                                 NEWCASTLE INVESTMENT HOLDINGS CORP.

                                 By:  /s/ Randal A. Nardone
                                      --------------------------------------
                                      Name:  Randal A. Nardone
                                      Title: Secretary


                                 FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC

                                 By:  /s/ Randal A. Nardone
                                      ------------------------------
                                      Name:  Randal A. Nardone
                                      Title: Secretary